NO ACT

PE 10-25-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013762

November 15, 2010

Received SEC
NOV 15 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-15-10

John G. Chou
Senior Vice President,
General Counsel & Secretary
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087

Re: AmerisourceBergen Corporation
Incoming letter dated October 25, 2010

Dear Mr. Chou:

This is in response to your letters dated October 25, 2010 and November 12, 2010 concerning the shareholder proposal submitted to AmerisourceBergen by Kenneth Steiner. We also have received letters on the proponent's behalf dated November 7, 2010 and November 8, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

November 15, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AmerisourceBergen Corporation
Incoming letter dated October 25, 2010

The proposal asks that the company take the steps necessary to reorganize the board into one class with each director subject to election each year.

There appears to be some basis for your view that AmerisourceBergen may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that AmerisourceBergen will provide shareholders at AmerisourceBergen's 2011 Annual Meeting with an opportunity to approve an amendment to AmerisourceBergen's certificate of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if AmerisourceBergen omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

John G. Chou
Senior Vice President,
General Counsel & Secretary

AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087

610.727.7458 Phone
610.727.3612 Fax
www.amerisourcebergen.com



November 12, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *AmerisourceBergen Corporation; Stockholder Proposal of Kenneth Steiner Exchange Act of 1934-- Rule 14a-8*

Dear Ladies and Gentlemen:

On October 25, 2010, AmerisourceBergen Corporation (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intent to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent"). The Proposal is captioned "Elect Each Director Annually" and requests that the Company "take all the steps necessary to reorganize the Company's board of directors (the "Board") into one class with each director subject to election each year and to complete this transition within one year."

The No-Action Request indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(10) because the Company intends to recommend to stockholders that they approve an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Certificate") at the 2011 Annual Meeting of Stockholders that will declassify the Board (the "Amendment") which, if approved by the Company's stockholders, would implement the annual election of directors over a three-year period.

On November 7, 2010, Mr. Chevedden submitted a response to the Commission, requesting the Commission permit the resolution to stand and be voted on at the 2011 Annual Meeting (the "Response"). The Company is submitting this supplemental letter to briefly restate the basis for excluding the Proposal under Rule 14a-8(i)(10) and ask respectfully that the Staff concur with the Company's view that the Proposal can be excluded from the 2011 Proxy Materials. The Company respectfully urges the Staff to refer to the No-Action Request for a full statement of the Company's view that the Proposal may be excluded.

Basis for Exclusion under Rule 14a-8(i)(10) as Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. In the past, the Staff has indicated that substantial implementation under Rule 14a-8(i)(10) requires the company's actions satisfactorily address the underlying concerns of the proposal and the "essential objective" of the proposal, but that the manner by which a company implements the proposal does not need to correspond precisely to the actions sought by the stockholder proponent. *See* 1983 Release; *see also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-*

Mart Stores, Inc. (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proponent's underlying concern. *See, e.g., Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

The Proposal requests a declassification of the Board within one year. The Amendment would, if adopted by the Company's stockholders, phase-in declassification over a three-year period, with all of the directors elected annually beginning in 2014, and thus implements the essential objective of the Proposal. The Staff has on numerous occasions concluded that board action directing the submission of a declassification amendment for stockholder approval substantially implements a declassification proposal and has permitted such stockholder proposals to be excluded from proxy materials pursuant to Rule 14a-8(i)(10). *See IMS Health, Inc.* (avail. Feb. 1, 2008); *Visteon Corp.* (avail. Feb. 15, 2007); *Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Sabre Holdings Corp.* (avail. Mar. 2, 2005); *Raytheon Company* (avail. Feb. 11, 2005). In addition, the Staff has consistently concurred with the exclusion of a declassification proposal under Rule 14a-8(i)(10) where the proposals requested declassification within one year and the company acted to phase-in annual elections over a period of years. The actions proposed by the Company are identical to those taken by Del Monte Foods Co. and Textron Inc., on the basis of which the Staff concurred with those companies' decisions to exclude the stockholder proposals. *See Del Monte Foods Co.* (avail. Jun. 3, 2009); *Textron Inc.* (avail. Jan. 21, 2010).

In the Response, Mr. Chevedden does not address or contest the Company's position that the Amendment would substantially implement the Proposal or any of the authorities referenced in the No-Action Request.

Stockholder Confusion

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). The Board has already approved the Amendment, subject to stockholder approval, and will submit it to the stockholders for a vote at the 2011 Annual Meeting of Stockholders. If Mr. Chevedden's Proposal is also included in the Company's Proxy Materials, stockholders will be asked to vote upon two proposals which both implement declassification. Stockholders are likely to be confused by the two proposals and could vote inconsistently. The Company's proposal to declassify the Board will be binding on the Company if it is approved by the stockholders. Thus, under the Company's proposal, declassification will begin with the election of directors to one-year terms at our 2012 Annual Meeting of Stockholders. Mr. Chevedden's proposal, on the other hand, is precatory and would require subsequent action by the Company's Board and stockholders to implement the proposal.

Mr. Chevedden's Concerns

Instead of responding to the merits of the Company's position that the Proposal will be substantially implemented, Mr. Chevedden raises the concern that phasing-in the annual election of directors could cause friction on the Board and result in the Company's least qualified directors being elected to one-year terms last.

In response to Mr. Chevedden's first concern, we do not believe that having, for a period of three years, directors with terms of varied lengths will impact the motivation of any of the directors to discharge their duties as diligently as possible. Our directors act diligently, consistent with their fiduciary responsibilities, regardless of the length of time remaining on their terms.

The Company does not understand the basis for Mr. Chevedden's second argument. We believe all of our directors are qualified regardless of the length of their respective terms.

Conclusion

For the reasons in the No-Action Request and this supplement, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (610) 727-7458 or Kathy H. Gaddes, the Company's Legal Counsel, at (610) 727-7281.

Sincerely,



John G. Chou

cc: Kathy H. Gaddes
William H. Clark, Jr.,
Drinker Biddle & Reath LLP

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

November 8, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 (Correction Italicized) Kenneth Steiner's Rule 14a-8 Proposal
AmerisourceBergen Corporation (ABC)
***Declassification* Topic**

Ladies and Gentlemen:

This responds to the October 25, 2010 request to block this rule 14a-8 proposal.

The rule 14a-8 proposal calls for a complete phase-in of a declassified board within one-year. The company plans to take 3-years.

If the company took more than one-year to phase in this proposal it could add unproductive conflict among the directors for a 3-year period. Directors with 3-year terms could be more casual in their deliberations because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure.

It could work out to the detriment of the company that the company's most qualified directors would have one year-terms first and that the company's least qualified directors would have one-years terms last.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sinccrcly,



John Chevedden

cc:
Kenneth Steiner
Kathy Gaddes <KGaddes@amerisourcebergen.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

November 7, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Kenneth Steiner's Rule 14a-8 Proposal
AmerisourceBergen Corporation (ABC)
Written Consent Topic

Ladies and Gentlemen:

This responds to the October 25, 2010 request to block this rule 14a-8 proposal.

The rule 14a-8 proposal calls for a complete phase-in of a declassified board within one-year. The company plans to take 3-years.

If the company took more than one-year to phase in this proposal it could add unproductive conflict among the directors for a 3-year period. Directors with 3-year terms could be more casual in their deliberations because they would not stand for election immediately while directors with one-years terms would be under more immediate pressure.

It could work out to the detriment of the company that the company's most qualified directors would have one year-terms first and that the company's least qualified directors would have one-years terms last.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Kathy Gaddes <KGaddes@amerisourcebergen.com>



John G. Chou
Senior Vice President,
General Counsel & Secretary

AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087

610.727.7458 Phone
610.727.3612 Fax
www.amerisourcebergen.com

October 25, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *AmerisourceBergen Corporation; Stockholder Proposal of Kenneth Steiner Exchange Act of 1934--Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that AmerisourceBergen Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, the Company takes this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The Proposal is captioned "Elect Each Director Annually" and requests that the Company "take the steps necessary to reorganize the Company's board of directors (the "Board") into one class with each director subject to election each year and to complete this transition within one-year." A copy of the Proposal is attached to this letter as Exhibit A.

Basis for Exclusion

We believe that the Proposal may properly be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Analysis: The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because It Has Been Substantially Implemented

A. Background

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). Over the years, the Staff's interpretation of Rule 14a-8(i)(10) has evolved from a reading of the rule that permitted exclusion only if the proposal was "fully effected" to a broader reading under which the Staff has permitted exclusion of a proposal if it has been "substantially implemented." *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the "1998 Release"); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983) (the "1983 Release"); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995).

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See* 1983 Release; *see also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proponent's underlying concern. *See, e.g., Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

B. Actions by the Company Have "Substantially Implemented" the Proposal

The Company intends to recommend to stockholders that they approve an amendment to the Company's Amended and Restated Certificate of Incorporation (the "Certificate") at the 2011 Annual Meeting of Stockholders that will declassify the Board (the "Amendment"). If approved by the Company's stockholders, as required by the Delaware General Corporation Law, to which the Company is subject, the Amendment would implement annual elections of directors over a three-year period, so that directors who had been elected previously for three-year terms would complete their current term and thereafter be eligible to stand for re-election for a one-year term. The Company currently has three classes of directors. If the Amendment is approved, those directors whose terms end in 2012 (those elected to three-year terms in 2009) would, if nominated, stand for election for one-year terms in 2012, those whose terms end in 2013 (those elected to three-year terms in 2010 and those elected to one-year terms in 2012) would, if nominated, stand for election for one-year terms in 2013, and all of the directors would be elected annually beginning in 2014. The Amendment implements the essential objective of the Proposal to require that the Company's directors be elected annually to one-year terms.

The Staff repeatedly has concluded that board action directing the submission of a declassification amendment for stockholder approval substantially implements a declassification stockholder proposal and has permitted such stockholder proposals to be excluded from proxy materials pursuant to Rule 14a-8(i)(10). *See IMS Health, Inc.* (avail. Feb. 1, 2008); *Visteon Corp.* (avail. Feb. 15, 2007); *Schering-Plough Corp.* (avail. Feb. 2, 2006); *Northrop Grumman Corp.* (avail. Mar. 22, 2005); *Sabre Holdings Corp.* (avail. Mar. 2, 2005); *Raytheon Company* (avail. Feb. 11, 2005) (in each case concurring with the exclusion of a declassification stockholder proposal where the board directed the submission of a declassification amendment for stockholder approval).

Moreover, the Staff has consistently concurred in the exclusion of declassification proposals under Rule 14a-8(i)(10) where the proposals requested declassification within one year and the company acted to phase-in annual elections over a period of years. In *Del Monte Foods Co.* (avail. June 3, 2009), the Staff concurred with the exclusion of a declassification proposal on the basis of Rule 14a-8(i)(10) that was identical to the Proposal at issue here. In addition, the actions taken by the company which the Staff felt were sufficient for the Staff to concur in the company's exclusion of the proposal in *Del Monte Foods Co.*, were the same as the actions taken by the Company here. In *Del Monte Foods Co.*, the board of directors recommended that the company's stockholders vote to approve an amendment to the company's certificate of incorporation which would implement the declassification over a three-year period, despite the fact that the proposal requested declassification be completed within one year. The Staff reaffirmed *Del Monte Foods Co.* earlier this year in *Textron Inc.* (avail. January 21, 2010) when it concurred in the exclusion of a declassification proposal under Rule 14a-8(i)(10) based on the same facts as in *Del Monte Foods Co.* The Company intends to recommend an amendment for stockholder approval which would have the same effect as the amendments proposed by the boards of directors in *Del Monte Foods Co.* and *Textron Inc.*

Additional examples exist in which the Staff has concurred that company proposals to phase-in annual director elections over a three-year period substantially implemented shareholder proposals requesting annual director elections "in the most expeditious manner possible" with a "complete transition from the current staggered system to 100% annual election of each director in one election cycle unless it is absolutely impossible." *See Visteon Corp.* (avail. Feb. 15, 2007); *Lear Corp.* (avail. Feb. 7, 2007); *UST Inc.* (avail. Feb. 7, 2007). The Staff has similarly concurred with exclusion under Rule 14a-8(i)(10) of shareholder proposals requesting declassification "in the most expeditious manner possible" and specifying that "[t]his includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable" after the company's board of directors determined to phase-in declassification. *See Schering-Plough Corp.* (avail. Feb. 2, 2006); *Sempra Energy* (avail. Jan. 27, 2006). *See also Northrop Grumman Corp.* (avail. Mar. 22, 2005). As in the above-cited proposals, the Proposal requests that the Company implement annual director elections and that such elections occur within one year. The essential objective of the Proposal, like the above-cited proposals, is declassification of the Board. As in the above-cited no-action letters, the Board's determination to submit the Amendment for shareholder approval substantially implements the Proposal's objective.

In analogous situations, the Staff similarly has concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(10) where a company implements the essential objective of a stockholder proposal on a different time-frame than that provided in the stockholder proposal. For example, in *General Motors Corp.* (avail. Mar. 3, 2004), a proponent submitted a proposal requesting a stockholder vote on the adoption of a poison pill "at the earliest next shareholder election." The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(10) because of a company policy that provided for a stockholder vote "within 12 months of the date of adoption." Furthermore, the Staff again concurred with the exclusion of the proposal as substantially implemented under Rule 14a-8(i)(10) where the proponent submitted the same proposal the next year, but revised it to specifically require a stockholder vote "within 4-months" and where the company maintained its above-stated policy. *See General Motors Corp.* (avail. Mar. 14, 2005); *see also Boeing Co.* (avail. Mar. 9, 2005); *The Home Depot, Inc.* (avail. Mar. 7, 2005).

Accordingly, based on Staff precedent, we believe that the Company has substantially implemented the Proposal, and we request that the Staff concur that the Proposal may be excluded from the 2011 Proxy Materials under Rule 14a-8(i)(10).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (610) 727-7458 or Kathy H. Gaddes, the Company's Legal Counsel, at (610) 727-7281.

Sincerely,



John G. Chou
Attachment

cc: Kathy H. Gaddes
William H. Clark, Jr.,
Drinker Biddle & Reath LLP

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Richard C. Gozon
Chairman of the Board
Corporate Secretary
AmerisourceBergen Corporation (ABC)
1300 Morris Dr Ste 100
Chesterbrook PA 19087
PH: 610-727-7458
FX: 610-727-3614

Dear Mr. Gozon,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at: *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

9-14-10
Date

cc: John G. Chou <jchou@amerisourcebergen.com>
Kathy H. Gaddes <KGaddes@amerisourcebergen.com>

[ABC: Rule 14a-8 Proposal, September 20, 2010]

3 [Number to be assigned by the company] – **Elect Each Director Annually**

RESOLVED, shareholders ask that our Company take the steps necessary to reorganize the Board of Directors into one class with each director subject to election each year and to complete this transition within one-year.

Our current practice, in which only a few directors stand for election annually, is not in the best interest of our Company and its shareholders. Eliminating this staggered system would give shareholders an opportunity to register their view on the performance of each director annually. Electing directors in this manner is one of the best methods available to shareholders to ensure that our Company will be managed in a manner that is in the best interest of shareholders.

Arthur Levitt, former Chairman of the Securities and Exchange Commission said, "In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them."

In 2010 over 70% of S&P 500 companies had annual election of directors. Shareholder resolutions on this topic won an average of 68%-support in 2009.

Increasingly, companies themselves are presenting resolutions seeking shareholder support for this topic. These management resolutions regularly receive votes in the 90%-plus range. This is clearly a trend with companies as they strive to adopt best governance practices.

The merit of this Elect Each Director Annually proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with High Governance Risk Assessment, "High Concern" in Executive Pay and "High Concern" in Takeover Defenses.

Additionally, 17% of CEO David Yost's bonus pay was based on the attainment of individual leadership goals and the executive pay committee had discretion to give a bonus even when performance goals were not met.

In November 2007, our executive pay committee approved a performance-based long-term incentive cash award for David Yost based on the attainment of earnings per share and total shareholder return over three one-year periods. The award was intended to provide our CEO "with an additional incentive to achieve superior financial results and growth," but a long-term plan that was cash-based was not well designed to align the risk profile of executives with that of shareholders.

The Corporate Library was hesitant to consider the plan's three years "long-term." One of the performance measures (earnings per share) was already used in the annual incentive, paving the way for our CEO to be paid twice for the same achievement. Two of the four members of our executive pay committee were beyond age 71.

We had no shareholder right to call a special meeting, to act by written consent or to use cumulative voting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Elect Each Director Annually – Yes on 3. [Number to be assigned by the company]

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by ema*** FISMA & OMB Memorandum M-07-16 ***